EXHIBIT 99.1

Student Transportation Inc. Drivers to Participate in Local Programs to Raise Awareness Against Bullies

Company Celebrates 7th Annual Anti-Bullying Awareness Month Starting with Drivers Wearing Blue Shirts

WALL, N.J., Oct. 02, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI), an industry leader in school bus transportation, safety and fleet services, is launching its 7th annual Anti-Bullying Awareness Month today with its ‘Bully-Free Buses’ campaign with Blue Shirt Day, a company-wide initiative where employees wear blue shirts in a show of solidarity against student bullying, on and off the school bus.

“Blue Shirt Day is a great way for us to stand together as a company to show our students, customers and communities that we will not tolerate any form of bullying, on or off the bus,” said Shelly Hall, the Company’s Vice President of Safety. “A bully-free bus is a safe bus, and safety is at the heart of everything we do. It is one of our core competencies as a safety leader within this industry, and is a pillar in our longstanding safety culture.”

As part of the Company’s anti-bullying campaign, STI this year has partnered with the industry’s leading school bus driver safety and training company, School Bus Safety Company of Hudson, Ohio, to offer a series of free safety videos on the subject of bullying awareness and prevention for children in grades 3-5 and 6-12, respectively. “These videos are great tools to help educate children and parents not only on how to identify different forms of bullying, but how to talk with each other about bullying awareness and prevention,” added Ms. Hall. “Bullying can be a difficult topic for children to address, so if we can help in any way to bridge that gap, then we have done a service to our communities.”

During the month of October, STI’s family of companies will be hosting awareness-raising events with the communities it serves across North America, including meetings and presentations from school district representatives, safety-based community organizations, and police officers and highway patrol. STI locations have also planned activities to engage the more than one million children STI’s drivers transport daily with posters, photo contests and other interactive elements. While STI highlights its bullying prevention efforts during October, the Company continues to be an industry-leader in anti-bullying awareness and prevention education throughout the entire year with its web-based learning management system, ST University.

“ST University reaches every one of our more than 15,000 employees,” said Ms. Hall, “and our catalog of driver programs now features five different bullying prevention modules, from workshops and learning courses to best practices. We view the school bus as an extension of the classroom and want our buses to not only be bully-free, but a safe and welcoming place for all of our passengers at all times.”

To learn more about Student Transportation Inc. and its family of companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school bus transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com